SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 7

DELL INC.

(Name of Issuer)

Dell Inc.

Denali Holding Inc.

Denali Intermediate Inc.

Denali Acquiror Inc.

Silver Lake Partners III, L.P.

Silver Lake Technology Associates III, L.P.

SLTA III (GP), L.L.C.

Silver Lake Group, L.L.C.

Silver Lake Partners IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLTA IV (GP), L.L.C.

Silver Lake Technology Investors III, L.P.

Mr. Michael S. Dell

Susan Lieberman Dell Separate Property Trust

MSDC Management, L.P.

MSDC Management (GP), LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24702R101

(CUSIP Number of Class of Securities)

Lawrence P. Tu Senior Vice President and General Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (512) 338-4400	Karen King Chief Legal Officer Silver Lake Partners 2775 Sand Hill Road, Suite 100 Menlo Park, California 94205 (650) 233-8120

Michael S. Dell

c/o Dell Inc.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jeffrey J. Rosen, Esq. William D. Regner, Esq. Michael A. Diz, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Richard Capelouto, Esq. Chad Skinner, Esq. Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000	Steven A. Rosenblum, Esq. Andrew J. Nussbaum, Esq. Gordon S. Moodie, Esq. Wachtell, Lipton, Rosen & Katz 52 West 52nd Street New York, New York 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$20,747,146,376.79	$2,829,910.77

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $2,829,910.77 was determined by multiplying 0.0001364 by the aggregate merger consideration of $20,747,146,376.79. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 1,781,176,938 outstanding shares of common stock (including shares subject to restricted stock units and shares of restricted stock) as of March 25, 2013 to be acquired in the merger, multiplied by (b) the per share merger consideration of $13.65, plus (ii) the product of (x) 25,482,624 shares of common stock underlying outstanding employee stock options with an exercise price of $13.65 or less, multiplied by (y) $6.46, representing the difference between the $13.65 per share merger consideration and the $7.19 weighted average exercise price of such options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $2,829,910.77

Form or Registration No.: Schedule 14A

Filing Party: Dell Inc.

Date Filed: March 29, 2013

Introduction

This Amendment No. 7 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Dell Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction, (ii) Denali Holding Inc., a Delaware corporation (“Parent”), (iii) Denali Intermediate Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Intermediate”), (iv) Denali Acquiror Inc., a Delaware corporation and wholly-owned subsidiary of Intermediate (“Merger Sub” and, together with Parent and Intermediate, the “Parent Parties”), (v) Silver Lake Partners III, L.P., a Delaware limited partnership, (vi) Silver Lake Technology Associates III, L.P., a Delaware limited partnership, (vii) SLTA III (GP), L.L.C., a Delaware limited liability company, (viii) Silver Lake Group, L.L.C., a Delaware limited liability company, (ix) Silver Lake Partners IV, L.P., a Delaware limited partnership, (x) Silver Lake Technology Associates IV, L.P., a Delaware limited partnership, (xi) SLTA IV (GP), L.L.C., a Delaware limited liability company, (xii) Silver Lake Technology Investors III, L.P., a Delaware limited partnership, (xiii) Mr. Michael S. Dell, an individual and Chairman and Chief Executive Officer of the Company, (xiv) Susan Lieberman Dell Separate Property Trust (and, together with Mr. Dell, the “MD Investors”), (xv) MSDC Management, L.P., a Delaware limited partnership and (xvi) MSDC Management (GP), LLC, a Delaware limited liability company.

On February 5, 2013, the Company, Parent, Intermediate and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Intermediate. Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the holders of the Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement by the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (ii) at least a majority of the outstanding shares of Common Stock entitled to vote thereon held by stockholders other than the Parent Parties, Michael S. Dell and certain of his related family trusts, any other officers and directors of the Company and any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary are conditions to the consummation of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (other than certain excluded shares and shares held by any of the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive $13.65 in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes, whereupon all such shares will be automatically canceled upon the conversion thereof and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the Merger Consideration. Shares of Common Stock held by any of the Parent Parties (including the shares held by Michael S. Dell and certain of his related family trusts, which shares will be contributed to Parent prior to the Merger) and by the Company or any wholly-owned subsidiary of the Company will not be entitled to receive the Merger Consideration.

Except as otherwise agreed to in writing prior to the effective time of the Merger by Parent and a holder of an option to purchase shares of Common Stock (each, a “Company Stock Option”), each Company Stock Option granted under the Company’s stock plans other than the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (the “2002 Plan”) and the Dell Inc. 2012 Long-Term Incentive Plan (the “2012 Plan”), whether vested or unvested and whether with an exercise price per share that is greater or less than or equal to $13.65, that is outstanding immediately prior to the effective time of the Merger, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company Stock Option and (ii) the excess, if any, of $13.65 over the exercise price per share of Common Stock subject to such Company Stock Option, less such amounts as are required to be withheld or deducted under applicable tax provisions. Parent has indicated to the Company that it intends to request, pursuant to the Merger Agreement, that the Company, before the completion of the Merger, commence a tender offer (the “option tender offer”) to purchase for cash, at prices to be determined by Parent, each tendered Company Stock Option granted under the 2002 Plan and the 2012 Plan, whether vested or unvested and whether with an exercise price per share that is greater or less than or equal to $13.65, that is outstanding immediately prior to the effective time of the Merger. Subject to the terms and conditions of the option tender offer, which conditions would include the consummation of the merger, each such Company Stock Option that is validly tendered and not withdrawn by the holder thereof would be canceled in exchange for the applicable cash payment promptly after the completion of the Merger. Also in accordance with the Merger Agreement, Company Stock Options granted under the 2002 Plan and the 2012 Plan that are outstanding immediately prior to the effective time of the Merger and not accepted for cancellation and payment in the option tender offer would be converted at the effective time of the Merger into options to purchase, on substantially the same terms and conditions (including vesting conditions) applicable to such Company Stock Option immediately prior to the effective time of the Merger, shares of Parent common stock. Notwithstanding the provisions of the Merger Agreement, Mr. Dell would not participate in the option tender offer and his Company Stock Options will be canceled for no consideration in connection with the Merger.

Except as otherwise agreed to in writing prior to the effective time of the merger by Parent and a holder of an award of restricted stock units with respect to shares of Common Stock (each a “Company RSU Award”) with respect to any of such holder’s Company RSU Awards, each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company RSU Award multiplied by (ii) $13.65, less such amounts as are required to be withheld or deducted under applicable tax provisions, subject to the recipient remaining in service until the vesting date applicable with respect to such awards. For purposes of unvested Company RSU Awards, any performance-based vesting condition will be treated as having been attained at the “target” level, and awards that are subject to performance-based vesting conditions will be deemed to vest ratably on the last day of each fiscal year during the portion of the performance period applicable to such awards that occurs following the effective time of the merger. In addition, holders of Company RSU Awards will receive any additional amounts related to dividend equivalents credited with respect to such Company RSU Awards prior to the effective time. Notwithstanding the provisions of the Merger Agreement, Mr. Dell’s unvested performance-based Company RSU Awards will be canceled and converted into a right to receive a cash amount as described above; however such cash amount will vest and pay out upon the Company RSU Awards’ original vesting and payout dates.

Except as otherwise agreed to in writing prior to the effective time of the merger by Parent and a holder of any restricted shares of Common Stock (each a “Company Restricted Share”) with respect to any of such holder’s Company Restricted Shares, each Company Restricted Share that is outstanding immediately prior to the effective time of the Merger, will be canceled and converted into the right to receive an amount in cash equal to $13.65 less such amounts as are required to be withheld or deducted under applicable tax provisions. In addition, each holder of Company Restricted Shares will remain entitled to receive any additional amounts related to dividends payable on such Company Restricted Shares prior to the effective time but which remain subject to the vesting of the Company Restricted Shares. Payment in respect of Company Restricted Shares (including associated amounts related to dividends) will be made on such date(s) as the Company Restricted Shares would have otherwise vested, but only if the holder of such Company Restricted Shares remains continuously employed with the surviving corporation through such vesting dates.

As of May 22, 2013, Mr. Dell and certain of his related family trusts beneficially owned, in the aggregate, 274,434,319 shares of Common Stock (including (i) 1,101,948 shares subject to Company stock options exercisable within 60 days and (ii) 33,186 shares held in Mr. Dell’s 401(k) plan), or approximately 15.6% of the total number of outstanding shares of Common Stock, and have agreed with Parent to contribute to Parent, immediately prior to the consummation of the merger, 273,299,383 shares in exchange for common stock of Parent.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

DELL INC.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date and Quorum”

“IMPORTANT INFORMATION REGARDING DELL—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DELL—Market Price of the Company’s Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of the Business Pending the Merger”

“IMPORTANT INFORMATION REGARDING DELL—Market Price of the Company’s Common Stock and Dividend Information”

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DELL—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person

(a) Name and Address. Dell Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING DELL”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES, THE SLP FILING PERSONS, THE MD FILING PERSONS AND THE MSDC FILING PERSONS”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING DELL—Company Background”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES, THE SLP FILING PERSONS, THE MD FILING PERSONS AND THE MSDC FILING PERSONS”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES, THE SLP FILING PERSONS, THE MD FILING PERSONS AND THE MSDC FILING PERSONS”

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Anticipated Accounting Treatment of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

“THE MERGER AGREEMENT—Payment for the Common Stock in the Merger”

“THE MERGER AGREEMENT—Conditions to the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Limited Guarantees”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreement”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“RIGHTS OF APPRAISAL”

ANNEX D—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Financing for the Merger”

“SPECIAL FACTORS—Limited Guarantees”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreement”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING DELL—Transactions between the SLP Filing Persons and

Executive Officers of the Company”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Financing for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreement”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Company RSU Awards and Company restricted shares”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filings Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Structure of the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Parties and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Structure of the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares”

“APPRAISAL RIGHTS”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX D—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of J.P. Morgan Securities LLC”

“SPECIAL FACTORS—Opinion of Evercore Group L.L.C.”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

ANNEX B—OPINION OF J.P. MORGAN SECURITIES LLC

ANNEX C—OPINION OF EVERCORE GROUP L.L.C.

The presentations and discussion materials dated February 4, 2013, January 18, 2013, January 15, 2013, December 22, 2012, December 6, 2012, December 5, 2012, October 27, 2012, October 18, 2012, October 9, 2012, October 2, 2012, September 23, 2012, September 21, 2012 and September 14, 2012, each prepared by J.P. Morgan Securities LLC and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(5), (c)(8), (c)(11), (c)(14), (c)(16), (c)(18), (c)(20) through (c)(22) and (c)(25) through (c)(29) and are incorporated by reference herein. J.P. Morgan Securities LLC has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The presentations dated February 4, 2013, January 18, 2013 and January 15, 2013, each prepared by Evercore Group L.L.C. and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(4), (c)(7), (c)(10) and (c)(13) and are incorporated by reference herein. Evercore Group L.L.C. has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The discussion materials dated October 18, 2012 and October 10, 2012, each prepared by Goldman, Sachs & Co. and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(23) and (c)(24) and are incorporated by reference herein. Goldman, Sachs & Co. has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The presentations dated February 4, 2013, January 18, 2013, January 15, 2013, January 2, 2013, December 6, 2012 and December 5, 2012, each prepared by The Boston Consulting Group and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(3), (c)(6), (c)(9), (c)(12), (c)(15), (c)(17) and (c)(19) and are incorporated by reference herein. The Boston Consulting Group has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Required Vote”

“THE MERGER AGREEMENT—Conditions to the Merger”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Interest of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Recommendation of our Board of Directors and Special Committee”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of J.P. Morgan Securities LLC”

“SPECIAL FACTORS—Opinion of Evercore Group L.L.C.”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

ANNEX B—OPINION OF J.P. MORGAN SECURITIES LLC

ANNEX C—OPINION OF EVERCORE GROUP L.L.C.

The presentations and discussion materials dated February 4, 2013, January 18, 2013, January 15, 2013, December 22, 2012, December 6, 2012, December 5, 2012, October 27, 2012, October 18, 2012, October 9, 2012, October 2, 2012, September 23, 2012, September 21, 2012 and September 14, 2012, each prepared by J.P. Morgan Securities LLC and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(5), (c)(8), (c)(11), (c)(14), (c)(16), (c)(18), (c)(20) through (c)(22) and (c)(25) through (c)(29) and are incorporated by reference herein. J.P. Morgan Securities LLC has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The presentations dated February 4, 2013, January 18, 2013 and January 15, 2013, each prepared by Evercore Group L.L.C. and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(4), (c)(7), (c)(10) and (c)(13) and are incorporated by reference herein. Evercore Group L.L.C. has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The discussion materials dated October 18, 2012 and October 10, 2012, each prepared by Goldman, Sachs & Co. and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(23) and (c)(24) and are incorporated by reference herein. Goldman, Sachs & Co. has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The presentations dated February 4, 2013, January 18, 2013, January 15, 2013, January 2, 2013, December 6, 2012 and December 5, 2012, each prepared by The Boston Consulting Group and reviewed by the Board of Directors or the Special Committee of the Company, as applicable, are attached hereto as Exhibits (c)(3), (c)(6), (c)(9), (c)(12), (c)(15), (c)(17) and (c)(19) and are incorporated by reference herein. The Boston Consulting Group has consented to the inclusion of its presentations to the Board of Directors and the Special Committee of the Company as exhibits hereto.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing for the Merger”

“SPECIAL FACTORS—Limited Guarantees”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger—Rollover Arrangements”

“THE MERGER AGREEMENT—Other Covenants and Agreements—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination Fees; Reimbursement of Expenses”

“THE MERGER AGREEMENT—Expenses”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“IMPORTANT INFORMATION REGARDING DELL—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DELL—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

“SPECIAL FACTORS—Voting Agreement”

“THE SPECIAL MEETING—Required Vote”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Position of the MD Filing Persons as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties, the SLP Filing Persons and the MSDC Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the MD Filing Persons for the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DELL—Selected Summary Historical Consolidated Financial Data”

“IMPORTANT INFORMATION REGARDING DELL—Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION REGARDING DELL—Book Value Per Share”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Additional Assistance”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Advisory Vote on Specified Compensation”

“THE MERGER AGREEMENT—Treatment of Company Stock Options, Company RSU Awards and Company restricted shares”

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)	Proxy Statement of Dell Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Dell Inc., dated February 5, 2013, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(vi)	Key Messages, dated February 5, 2013, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(vii)	E-mail from Michael Dell to Employees, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(viii)	E-mail from Brian Gladden and Steve Price to Employees, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(ix)	VPD Call Transcript, dated February 5, 2013, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(x)	Executive Leadership Team Call Script, dated February 5, 2013, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xi)	Team Member Frequently Asked Questions, dated February 5, 2013, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xii)	E-mail to Channel partner, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xiii)	EMEA Works Council E-mail, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xiv)	Account Executive Talking Points, delivered on February 6, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 6, 2013.

(a)(2)(xv)	E-mail to Employees, transmitted on February 7, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 7, 2013.

(a)(2)(xvi)	E-mail to Employees, transmitted on February 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 8, 2013.

(a)(2)(xvii)	Note, communicated on February 11, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 11, 2013.

(a)(2)(xviii)	Questions and Answers About the Dell Transaction, posted to the Dell Inc. web site on February 14, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 14, 2013.

(a)(2)(xix)	Communication to Employees, circulated on March 4, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 4, 2013.

(a)(2)(xx)	Note, communicated on March 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 5, 2013.

(a)(2)(xxi)	Statement from the Special Committee, issued on March 6, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 6, 2013.

(a)(2)(xxii)	Statement from the Special Committee, issued on March 7, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 7, 2013.

(a)(2)(xxiii)	Note, communicated to Dell employees on March 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 8, 2013.

(a)(2)(xxiv)	Interview given by Michael Dell on March 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 11, 2013.

(a)(2)(xxv)	Letters sent on March 12, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 12, 2013.

(a)(2)(xxvi)	Letter sent on March 15, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 15, 2013.

(a)(2)(xxvii)	Statement from the Special Committee, issued on March 25, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 25, 2013.

(a)(2)(xxviii)	Press release issued by the Special Committee on March 29, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 29, 2013.

(a)(2)(xxix)	Message to Employees, made available on April 1, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 1, 2013.

(a)(2)(xxx)	Press release issued by the Special Committee on April 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 5, 2013.

(a)(2)(xxxi)	Press release issued by the Special Committee on April 16, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 16, 2013.

(a)(2)(xxxii)	Note to Employees, sent on April 19, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 19, 2013.

(a)(2)(xxxiii)	Press release issued by the Special Committee on April 19, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 19, 2013.

(a)(2)(xxxiv)	Note to Employees, sent on April 23, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 23, 2013.

(a)(2)(xxxv)	Press release issued by the Special Committee on May 10, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 10, 2013.

(a)(2)(xxxvi)	Press release issued by the Special Committee on May 13, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2013.

(a)(2)(xxxvii)	Message to Employees, sent on May 13, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2013.

(a)(2)(xxxviii)	Press release issued by the Special Committee on May 20, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 20, 2013.

(b)(1)††††	Second Amended and Restated Facilities Commitment Letter, dated May 3, 2013, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., UBS Loan Finance LLC, BNP Paribas and HSBC Bank USA, N.A. and Denali Intermediate Inc.

(b)(2)†	Amended and Restated Securities Purchase Agreement, dated as of March 22, 2013, by and between Denali Holding Inc. and Microsoft Corporation.

(c)(1)	Opinion of J.P. Morgan Securities LLC, dated February 4, 2013 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C., dated February 4, 2013 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(3)††††††	Presentation of The Boston Consulting Group to the Board of Directors of the Company, dated February 4, 2013.

(c)(4)*†††††	Presentation of Evercore Group L.L.C. to the Board of Directors of the Company, dated February 4, 2013.

(c)(5)*†††††	Presentation of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated February 4, 2013.

(c)(6)††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated February 4, 2013.

(c)(7)*†††††	Presentation of Evercore Group L.L.C. to the Special Committee of the Company, dated February 4, 2013.

(c)(8)*†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated February 4, 2013.

(c)(9)*††††††	Presentation of The Boston Consulting Group to the Board of Directors of the Company, dated January 18, 2013.

(c)(10)*†††††	Presentation of Evercore Group L.L.C. to the Board of Directors of the Company, dated January 18, 2013.

(c)(11)*†††††	Presentation of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated January 18, 2013.

(c)(12)*††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated January 15, 2013.

(c)(13)*†††††	Presentation of Evercore Group L.L.C. to the Special Committee of the Company, dated January 15, 2013.

(c)(14)*†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated January 15, 2013.

(c)(15)*††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated January 2, 2013.

(c)(16)†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated December 22, 2012.

(c)(17)††††††	Presentation of The Boston Consulting Group to the Board of Directors of the Company, dated December 6, 2013.

(c)(18)†††††	Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated December 6, 2012.

(c)(19)††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated December 5, 2013.

(c)(20)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated December 5, 2012.

(c)(21)*†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 27, 2012.

(c)(22)*†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 18, 2012.

(c)(23)††††††	Discussion Materials of Goldman, Sachs & Co. to the Board of Directors of the Company, dated October 18, 2012.

(c)(24)††††††	Discussion Materials of Goldman, Sachs & Co. to the Special Committee of the Company, dated October 10, 2012.

(c)(25)*†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 9, 2012.

(c)(26)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 1, 2012.

(c)(27)*†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated September 23, 2012.

(c)(28)†††††	Perspectives on Denali of J.P. Morgan Securities LLC to the Special Committee of the Company, dated September 21, 2012.

(c)(29)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated September 14, 2012.

(c)(30)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated November 16, 2012.

(d)(1)	Agreement and Plan of Merger, dated as of February 5, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Voting and Support Agreement, dated as of February 5, 2013, by and among the stockholders listed on the signature pages thereto and Dell Inc., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 15, 2013.

(d)(3)†	Rollover and Equity Financing Commitment Letter, dated February 5, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc.

(d)(4)†	Equity Financing Commitment Letter, dated February 5, 2013, between MSDC Management, L.P. and Denali Holding Inc.

(d)(5)†	Equity Financing Commitment Letter, dated February 5, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc.

(d)(6)†	Limited Guarantee, dated as of February 5, 2013, between Michael S. Dell and Dell Inc. in favor of Dell Inc.

(d)(7)†	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners III, L.P. and Dell Inc. in favor of Dell Inc.

(d)(8)†	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners IV, L.P. and Dell Inc. in favor of Dell Inc.

(d)(9)†	Interim Investors Agreement, dated as of February 5, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust.

(d)(10)†	Form of Employment Agreement to be entered into by and among Dell, Inc., Denali Holding Inc. and Michael S. Dell.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed by this Transaction Statement on March 29, 2013.

††	Previously filed by Amendment No. 1 to this Transaction Statement on March 29, 2013.

†††	Previously filed by Amendment No. 2 to this Transaction Statement on May 2, 2013.

††††	Previously filed by Amendment No. 3 to this Transaction Statement on May 10, 2013.

†††††	Previously filed by Amendment No. 5 to this Transaction Statement on May 20, 2013.

††††††	Previously filed by Amendment No. 6 to this Transaction Statement on May 31, 2013.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 30, 2013

DELL INC.

By:	/s/ Brian T. Gladden
	Name:	Brian T. Gladden
	Title:	Senior Vice President, Chief Financial Officer

DENALI HOLDING INC.

By:	/s/ Karen King
	Name:	Karen King
	Title:	Vice President

DENALI INTERMEDIATE INC.

By:	/s/ Karen King
	Name:	Karen King
	Title:	Vice President

DENALI ACQUIROR INC.

By:	/s/ Karen King
	Name:	Karen King
	Title:	Vice President

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
	Name:	James Davidson
	Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE PARTNERS IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

MICHAEL S. DELL

By:	/s/ Michael S. Dell
Name: Michael S. Dell

SUSAN LIEBERMAN DELL SEPARATE PROPERTY TRUST

By:	/s/ Susan L. Dell
Name: Susan L. Dell
Title: Trustee

MSDC MANAGEMENT, L.P.

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Managing Director

MSDC MANAGEMENT (GP), LLC

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Managing Director